Table of Contents

Exhibit 4.8

ATTACHMENT 3.1
To the Statement of Commitment to Ancillary Obligations

SHAREHOLDERS’ AGREEMENT

between

FERNANDO NORBERT

and

NET SERVIÇOS DE COMUNICAÇÃO S.A.

[ ] [ ], 2006

     This SHAREHOLDERS’ AGREEMENT (the “Agreement”) is entered into on [....], 2006, by and between (i) Net Serviços de Comunicação S.A. (“NET”), publicly-held company duly incorporated and organized in accordance with the laws of the Federative Republic of Brazil, with its headquarters in the City of São Paulo, State of São Paulo, at Rua Verbo Divino, 1356, enrolled in the Corporate Taxpayers’ Identification (CNPJ) under number 00.108.786/0001 -65, herein represented in accordance with its Bylaws; and (ii) Fernando Norbert (“Norbert”), Brazilian, married, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Jerônimo da Veiga, 164, cj. 17-B, enrolled in the Ministry of Finance’s Individual Taxpayers’ Registry (CPF/MF) under number 425.111.948 -72, holder of identity card (RG) no. 10.556.715 SSP/SP;

     (Each of the parties is hereinafter individually referred to as “Shareholder” and collectively as “Shareholders”);

     and as consenting parties,

     (iii) Brasil TV a Cabo Participações S.A. (“BTVC”), a closely-held company, duly incorporated and organized in accordance with the laws of the Federative Republic of Brazil, with headquarters in the City of Americana, State of São Paulo, at Avenida José Meneghel, 65, sala 02, enrolled in the Corporate Taxpayers’ Identification (CNPJ) under number 01.924.561/0001 -40, herein represented in accordance with its Bylaws;

     (The Shareholders and the Company are individually and collectively referred to as “Party” or “Parties”).

RECITALS

     WHEREAS, NET holds 32,281 common shares and 133,334 preferred shares of BTVC, which represent 48.42% of BTVC’s common shares, 100.00% of BTVC’s preferred shares and 82.80% of BTVC’s total capital stock;

     WHEREAS, Norbert is the holder of [ ] BTVC’s common shares, which represent [ ]% of the Company’s common shares, and [ ]% of the Company’s total capital stock,

     HEREBY AGREES TO celebrate this Shareholders’ Agreement (“Shareholders’ Agreement” or “Agreement”), which shall be governed by the following terms and conditions.

CHAPTER I

DEFINITIONS

     Clause 1.1 Defined terms. In addition to the terms defined herein, the following terms, when capitalized, shall have the meanings below:

     “Shareholder” and “Shareholders” have the meanings specified in the recitals of this Shareholders’ Agreement.

     “Shareholders’ Agreement” has the meanings specified in the recitals of this Shareholders’ Agreement.

     “Shares” mean the common and preferred shares issued by the Company and held by the Shareholders, duly stated in Attachment A hereto, which are fully free and clear from any Liens and fully paid up.

     “Affiliated Company” of a Person means any Person directly or indirectly controlled by, or under the common control of, such Person.

     “ANATEL” means the Brazilian Telecommunications Agency.

     “Government Authority” means any federal, state or municipal government, or any department, commission, office, agency, public registry, public authority or governmental agency or any court or chamber of arbitration which may have jurisdiction on any issue related, resulting from or related to the Parties hereto or this Shareholders’ Agreement.

     “ANATEL’s Authorization” means ANATEL’s authorization for transfer of Vivax’ ownership control to NET.

     “BOVESPA” means the São Paulo Stock Exchange.

     “BTVC” or “Company” means Brasil TV a Cabo Participações S.A.

     “CCBC” means the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce.

     “Stock Purchase Agreement” or “SPA” means the agreement entered into between Norbert and NET for sale of Norbert’s shares in VIVAX to NET.

     “Control” (including the related terms “controlling party”, “controlled by” and “under the common control of”), as applicable to any Person, means, directly or indirectly, the management’s power and the policies adopted by any Person, either by means of the ownership of voting securities or ownership interest, in view of any agreement or otherwise.

     “Normal Course of Business” means the normal operation of the business, in accordance with practices usually adopted in industrial, commercial and financial activities, as well as the carrying out of businesses regularly developed by companies such as NET or BTVC, consistently with their past practices.

     “CVM” means the Brazilian Securities Commission.

     “Business Day” means any day which is not a Saturday, Sunday, official holiday or a day in which the banks located in the City of São Paulo, in Brazil, are authorized or obliged to close in accordance with the Law.

     “Officer” or “Officers” mean any individuals appointed by the Board of Directors to hold the positions of Company’s Executive Officers, with the roles and titles provided for in the Company’s Corporate Documents.

     “Net Financial Debt” means the financial indebtedness deducted from the balance of cash and cash equivalents, excluding any possible subordinated loans obtained from shareholders.

     “Corporate Documents” mean, in relation to any Person, as the case may be, incorporation documents, incorporation certificates, bylaws, partnership agreements, memoranda of partnership, articles of association, joint venture agreements, shareholders’ agreements, instruments and documents, as amended from time to time, individually or collectively, through which such Person was incorporated or organized, and which regulate the Person’s internal activities.

     “Drag Along” has the meaning stated in Clause 5.4.

     “EBITDA” means the sum-up of the outcome of the last four (4) quarters before deductions of (i) income tax and social contribution, (ii) depreciation and amortization, (iii) financial expenses deducted from financial income, (iv) investments in subsidiary and affiliated companies; and (v) nonoperating income (expenses).

     The Company’s “Bylaws” means the bylaws which is an integral part of Attachment B.

     “Confidential Information” has the meaning stated in Clause 7.8.

     “Laws” mean any laws, official interpretation of laws, rules, regulations, rulings, court decisions, decrees, orders, judgments, and injunctions issued by any Government Authorities, of any location, and which are in force in this date or which may be subsequently enacted.

     “Brazilian Corporation Law” means Law No. 6,404, of December 15, 1976, as subsequently amended and in force at the date of a given event.

     “BTVC’s Lock-up” has the meaning stated in Clause 5.1(b) .

     “NET’s Lock-up” has the meaning stated in Clause 5.1(a) .

     “Relevant Issues” has the meaning stated in Clause 4.2.

     “Business” means the business related to cable TV, broad band, and telecommunications in general, currently developed by VIVAX and its subsidiary companies.

     “NET” or “Net” means Net Serviços de Comunicação S.A.

     “Norbert” refers to Fernando Norbert, as identified in the recitals of this Shareholders’ Agreement.

     “Obstacle to Implementation” means a decision taken by ANATEL or any judicial or administrative decision, or any new law which may prevent the implementation of the Transaction, either on a final or temporary basis.

     “Liens” mean any mortgage, liens, pledge, collateral guarantee, encumbrance or similar agreement of any type or nature.

     “Related Party” means the Affiliated Companies, officers, directors, employees, advisors and contracted parties of each Party hereto.

     “Parties” has the meaning stated in the recitals of this Shareholders’ Agreement.

     “NET’s Exclusive Rights Period” means the period beginning immediately after the end of the ANATEL’s Response Waiting Period and ending one (1) year after such date, in the event ANATEL had been unable to issue a decision on the Transaction. The NET’s Exclusive Rights Period shall end immediately (or shall not be applicable) (i) if ANATEL’s Authorization is obtained; or (ii) upon Obstacle to Implementation.

     “ANATEL’s Response Waiting Period” means the period beginning in the SPA’s execution date and ending in the second anniversary of such date, in the event ANATEL had been unable to issue a decision on the Transaction. The ANATEL’s Response Waiting Period shall end immediately (i) if ANATEL’s Authorization is obtained; or (ii) upon Obstacle to Implementation.

     “Regulated Transfer Period” means the period beginning in the date the Obstacle of Implementation occurs and ending (i) three (3) years after the SPA’s execution, or (ii) two (2) years after the date the Obstacle of Implementation occurs, whichever comes first.

     “Person” means and includes, without limitation, an individual, a legal entity, a partnership, a joint venture, a company, an association, an entity, a limited liability company, a division of a legal entity, an investment fund, trust and an unincorporated organization.

     “Level 2 Regulation” means the Level 2 Regulation of the BOVESPA listing, a differentiated corporate governance segment designed for trading of shares on BOVESPA.

     “Subsidiary Company” means any Person directly or indirectly controlled by another Person.

     “Tag Along” has the meaning stated in Clause 5.3.

     “Transfer” (including related terms) means (i) any transfer, sale or assignment, direct or indirect (including assignment of preemptive rights), exchange, donation or any other type of sale of any type, voluntary or involuntary, conditioned or not, including any transfer, sale, assignment, exchange, donation or other type of sale resulting in the creation of any pledge, mortgage, encumbrance or lien, or related to any merger, take-over (including merger of shares), spin-off, reorganization, issue of securities representing ownership interests or any other operations with similar effects; (ii) the execution of any agreement for transfer of voting rights related to any shares; and (iii) any agreement (subject or not to a suspensive condition) which has any of the aforementioned acts as the subject.

     “VIVAX” or “Vivax” means Vivax S.A.

     Clause 1.2 Headings and References. All references in this Shareholders’ Agreement to Chapters, Clauses, Sub-clauses and other subdivisions refer to the respective Chapters, Clauses, Sub-clauses and other subdivisions of this Shareholders’ Agreement, unless otherwise stated. The headings stated in the beginning of Chapters, Clauses, Sub-clauses and other subdivisions were presented for convenience purposes only and may not be necessarily related to their contents. The words “this Shareholders’ Agreement”, “in this”, “of this”, “below”, “above”, “hereby” and similar words refer solely to the Clauses or Sub-clauses in which these words are included. The word “or” is not excluding, and the word “including” (in its several formats” means “including without limitation”. Pronouns in the masculine and feminine forms shall be construed as expositive, words, terms and headings (including the terms herein defined) in singular include the plural form of the same word or vice-versa, unless otherwise stated by the context. Reference to and the definition of any document or agreement (including this Shareholders’ Agreement” shall be deemed as reference to such document or agreement as this may be amended, supplemented, revised, reaffirmed or otherwise changed from time to time in accordance with its terms. Reference to any Person includes its authorized successors and assignees. To prevent any doubts, the use of the term “ownership”, or its variations, as well as “hold”, or its variations” related to any Shares held or owned by any of the Shareholders refer to the ownership of the right in rem and the voting right of such Shares.

CHAPTER II

SHARES SUBJECT TO THE AGREEMENT, NORMAL COURSE OF BUSINESS

     Clause 2.1 Shares Subject to the Shareholders’ Agreement. The Parties hereto are the owners of the Shares stated in Attachment A hereto, which are expressly related to this Shareholders’ Agreement.

     Clause 2.2 Inexistence of Changes by Norbert. Except if included, disclosed and/or allowed in this Shareholders’ Agreement, and except in the Normal Course of Business and consistent with past practices, Norbert here irrevocably agrees to cause BTVC to comply with the provisions below:

     a) do not trade, sell, exchange, donate, contribute or dispose of in any way the shares owned by it in Vivax’s capital stock, or acquire new Vivax’s shares or NET’s preferred shares that affect the ownership, the shareholding rights, and the holding of any part of or all the Shares, except if otherwise established in other agreements executed by the Parts, including the Share Purchase Agreement;

     b) conducting BTVC’s business with diligence and in conformity with all relevant and applicable Laws;

     c) maintaining the assets, levels of working capital and indebtedness in conformity with past practices and organization of its Business (including by not selling or encumbering any of its relevant assets), and failing to incur in debts higher than the Net Financial Debt/EBITDA ratio of the twelve (12) previous months equal or below 2:1. This ratio shall be checked based on the financial information elaborated by BTVC;

     d) immediately reporting NET of any relevant adverse change in its financial situation, results of operations, business, assets, ownerships or any liable event which may give rise to a relevant change, and failing to take any measure to sell all or a substantial part of its assets, or carry out any type of corporate reorganization, including, but not limited to, any take-over (including merger of shares), spin-off, merger, share split or reverse split, capitalization, capital reduction, also including failing to carry out any recapitalization, reclassification or similar change in BTVC’s capitalization; and

     e) allowing NET’s access to any information, including financial information, related to BTVC, and authorizing its management to provide, as requested by NET, information related to BTVC, and allowing visits from NET’s representatives to its establishments.

               Clause 2.2.1 This Clause 2.2 shall prevail in the event of conflict with Clause 9.1 of SPA.

CHAPTER III

CORPORATE GOVERNANCE

     Clause 3.1 General Obligations and Shareholders’ Agreements. Each Shareholder, in the capacity of a Company’s Shareholder and to the extent permitted by applicable Law, shall make and cause any Officer appointed by the respective Shareholder to make, under its reasonable control, including upon instruction for each Officer appointed by such Shareholder, the Company and its Affiliated Companies to be conducted in accordance with the terms of this Shareholders’ Agreement, its respective Corporate Documents and all applicable Laws.

     Clause 3.2 Company’s Fundamental Principles. The Parties hereto agree to exercise their voting rights in the Company so that the Company and its Subsidiary Companies are managed in accordance with the following basic principles:

               a) The Company and its Subsidiary Companies shall be managed with the major purpose of generating profits and allowing the maximum return on the investments made by its Shareholders in the least possible period, aiming at the best interests of the Company and its Subsidiary Companies, which, in the event of any conflict, shall prevail in relation to the Shareholders’ individual and specific interests;

               b) The management of the Company and its Subsidiary Companies shall always search for high levels of efficiency, productivity, competitiveness and profitability, and shall be carried out independently from the Parties;

               c) The management of the Company and its Subsidiary Companies shall implement efficient control systems and modern management systems;

               d) The strategic decisions of the Company and its Subsidiary Companies shall always take into account the Parties’ interests of maximizing the return on their investments, and shall adopt a consistent and realistic dividends policy, in conformity with the Brazilian law; and

               e) The capital structure of the Company and its Subsidiary Companies shall meet any parameters determined by the applicable management body, always taking into account the need to give priority to the financial soundness of the Company and its Subsidiary Companies.

CHAPTER IV

EXERCISING THE VOTING RIGHT

     Clause 4.1 Voting Right in General Meetings and Board of Directors’ Meetings.

               a) Shareholders hereby agree to always attend and vote in all Company’s General Meetings, personally or represented by a proxy, according to the terms established in the subsequent clauses; and

               b) The resolutions to be taken at the Annual General Meeting regarding the Relevant Matters shall need the favorable vote of Shareholders holding over eighty percent (80%) of the Company’s voting capital.

     Clause 4.2 Relevant Issues. The following issues (the “Relevant Issues”) shall require the approval of Shareholders holding over eighty percent (80%) of the Company’s voting capital, without which the Company will not take, and will not allow any of its Subsidiary Companies to take, nor will any Shareholders take any measure to authorize or otherwise allow any of its Subsidiary Companies to carry out:

               i) Any amendments or changes to the Corporate Documents of the Company or its Subsidiary Companies which may represent a substantive change in the Company’s corporate governance principles, as determined in Chapter III hereof, or restrictions to the transference of shares contemplated in Chapter V of this Shareholders’ Agreement, or would significantly and adversely affect one of the Shareholders’ rights set forth in this Shareholders’ Agreement, including the creation of reserves or any other change which might give rise to any restriction to payment of dividends to Shareholders;

               ii) Acquisition by the Company of ownership interests in other companies or in other activities, or upon acquisition of other companies’ assets, in the case of this acquisition, and any corporate restructurings, including, without limitation, any merger, consolidation, recapitalization, take-over, merger of shares, and spin-off, drop-down of shares, in the event these corporate restructurings (a) fail to determine that the Company will be the surviving entity; (b) include the following fixed telephony operators resulting from Telebrás’ privatization process: Brasil Telecom, Telemar and Telefonica or any of their affiliates, subsidiaries and successors; (c) include any companies or assets not related to the Company’s purposes; or (d) enter into commercial agreements between, on one hand, any Shareholders and respective Affiliated Companies and, on the other hand, the other party of the corporate restructuring;

               iii) The creation of a new class of shares, any other securities, or any change in the preferences or advantages of any existing class of shares or the creation of redeemable shares;

               iv) Any substantive change in the corporate structure, including its change in another type of company, or in the Company’s corporate purpose, or its headquarters;

               v) stating, accruing, or paying any dividends or another distribution in relation to the Company’s or its subsidiaries’ capital stock, except if required by Law or by the Company’s Organizational Documents or otherwise purchase or redeem, directly or indirectly, any securities representative of the ownership interest, repay any loans or any amounts due to any shareholder or to its respective Affiliated Companies, or carry out any payments for any shareholders or ex-shareholders or their respective current or former Affiliated Companies, except in the Normal Course of Business, as determined by Law;

               vi) the reduction of the capital stock of the Company, except for the corporate restructuring which will be conducted at BTVC after ANATEL’s approval of the terms included in the Share Purchase and Sale Agreement, or of its Affiliated Companies, and the redemption or amortization of the Company’s shares;

               vii) the decision to lead the Company or any of its Subsidiary Companies to the New Market of BOVESPA;

               viii) the cancellation of VIVAX’ registration with the CVM or its exclusion from the Level 2 Regulation;

               ix) the proposal of an extrajudicial recovery plan, filing for judicial recovery or filing for bankruptcy by BTVC or its Subsidiary Companies;

               x) Total or partial liquidation, winding-up, take-over or consolidation, or the carrying out of any capitalization, restructuring, share split, or any other reorganization of BTVC and its Subsidiary Companies;

               xi) Any changes or modifications to the Corporate Documents of the Company or its Subsidiary Companies with respect to the Board’s structure, including authority, structure and quorums for approval;

               xii) The issue or sale, to any Person, of any shares or other securities representative of BTVC’s ownership interests or of its Subsidiaries, or any security convertible into or exchange for or related to any securities representing ownership interests, or the issue, sale, granting, or carrying out of any subscription, option, warrant, conversion or other rights, agreements, commitments, arrangements or understandings of any type, contingent or otherwise, in order to acquire any securities representing ownership interests, or any guarantee convertible into or exchange for or related to any securities;

               xiii) Approval of any business of any nature (including corporate restructuring and any type of acquisition) between the Company and/or any of its Subsidiary Companies, with any Shareholder, or any administrator of the Company and/or its Subsidiary Companies, except in the event of (i) any existing agreement at the Shareholders’ Agreement execution date; (ii) any agreements subject to approval in accordance with the provisions of item

“b” below; or (iii) any agreements executed on arms-length basis or during the Normal Course of Business of the Company and/or its Subsidiary Companies;

               xiv) change in any terms or conditions, termination, cancellation or non-renewal of any agreement or commercial relationship between the Company and any of NET’s Related Parties;

               xv) change in any terms or conditions, termination, cancellation or non-renewal of any cable TV service agreements entered into between the Company and/or its Subsidiary Companies;

               xvi) Sale, transfer, lease, signature or granting of guarantee or other transactions with assets, related to the carrying out of the business of the Company or its Subsidiary Companies or which amount (taking into account the act on a separate basis) is equal to or higher than ten percent (10%) of the total assets of the Company or its Subsidiary Companies, as applicable;

               xvii) Sale, transfer, lease, assignment, granting of guarantee or other transactions with intangible assets, including, but not limited to, copyrights, trademarks or any other intellectual property rights;

               xviii) acquisition of assets which amount (taking into account the act on a separate basis) is equal to or higher than ten percent (10%) of the total assets of the Company;

               xix) Election or removal of the Company’s Officers, subject to the conditions in Clause 4.3 below;

               xx) Fixation of annual compensation and benefits (including stock option plans or other profit-sharing plans) to the Company’s Officers and top executives;

               xxi) The engagement or replacement of the Company’s independent auditors;

               xxii) The entrance in any new relevant line of Business or the geographic expansion of BTVC’s or its Subsidiary Companies’ current Business;

               xxiii) The incurrence in debts higher than the Net Financial Debt/EBITDA ratio of the twelve (12) previous months equal or below 2:1. This ratio shall be checked based on the financial information elaborated by BTVC;

               xxiv) The execution by the Company or its Subsidiary Companies of new programming agreements or any renting of infrastructure provision agreements for voice services, the renewal or substantive change in current agreements, as well as the change in the current characteristics of its cable TV and broad band services, especially the line-up of the cable TV service, or the launching of new services or execution of any new type of agreement with telecommunications companies outside the Normal Course of Business or as set forth in previously existing agreements;

               xxv) Acquisition, either by take-over or consolidation, or by purchase and sale of all or a substantive part of its assets, or otherwise, of any business, or any Person or division representing over ten percent (10%) of the Company’s total assets;

               xxvi) Transfer, assignment, granting of collateral guarantee or subjection to any other type or any of Liens in relation to its operating establishments or relevant assets, except for any Liens created during the Normal Course of Business, and except for the guarantee pledged related to the loan agreement executed to prepay the debentures issued by Vivax;

               xxvii) Transfer of any accumulated losses from any of its Subsidiary Companies;

               xxviii) Alteration, amendment, waiver or any change in any Corporate Documents, which individually or collectively, may give rise to any adverse change in its financial situation, results of operations, business, assets, ownerships or any event subject to result in such relevant change;

               xxix) Approval of any of the following acts related to VIVAX: (i) granting, to any of its administrators, any rises or compensations, except if during the Normal Course of Business and consistently with past practices; or as part of a standard compensation package for any Person which may be engaged or promoted, or if required by Law; and (ii) execution of any employee’s agreement or compensation or indemnity agreement in view of dismissal of any officers; and

               xxx) The Company’s exercising of its voting rights in any of its Subsidiary Companies in relation to any of the issues listed in this Clause.

               Clause 4.2.1. Shareholders shall not authorize or approve any of the Relevant Issues stated above, and shall not allow or approve the carrying out of any of the acts listed above by the Company or by any of its Subsidiary Companies, without the prior approval of Shareholders holding over eighty percent (80%) of the Company’s voting capital.

     Clause 4.3 Appointment of Officers. The Parties hereto agree to appoint the Company’s Officers in the Shareholders’ General Meeting for each term of office, taking into account:

               a) that the Company’s Executive Board shall be composed of three (3) Officers;

               b) that the appointment of the Officers shall occur in the Shareholders’ General Meeting, by following the procedures below:

                              i) Norbert shall be entitled to appoint two (2) out of the three (3) Officers, including the President and the Financial Officer; and

                              ii) NET shall be entitled to appoint the remaining Officer, the Operations Officer.

               Clause 4.3.1 In the event of removal, resignation and/or replacement of any Officers, the Shareholders hereby agree to follow the vote of the Party which has appointed the removed Officer, in case he had resigned or been replaced, the same procedure shall be applied in the event of a vacant position.

               Clause 4.3.2 Any Party may replace, at any time and without any justification, the Officers it appointed. The Parties agree to vote for such purpose, in accordance with this Clause 4.3.2.

               Clause 4.3.3 NET may request the replacement of the Financial Officer at any time, in the event of any NET’s disagreement with the practices adopted by the Financial Officer.

CHAPTER V

TRANSFER OF SHARES AND SECURITIES

     Clause 5.1 Restrictions to Transfer.

               a) Any Shareholder may, totally or partially, directly or indirectly, transfer any of the Shares it holds, except in accordance with Clauses 5.2 to 5.4 below. Any Transfers in noncompliance with this Chapter V shall be null and void ab initio and the other Parties shall be entitle to right of return against the default Party for any loss or damage it may incur arising from such Transfer.

               b) Any Person acquiring any share in noncompliance with this Chapter V shall not be entitled to the Shareholders’ rights, including, but not limited, to voting rights. The Company and Shareholders shall not be obliged to record, in the Share Transfer Registration Book, any Transfer of Shares to a Person which is not a Shareholder under this Shareholders’ Agreement (including any representative or assignee or to a certain Shareholder), except if the provisions of Chapter V have been met. All Transfers must be carried out in accordance with applicable Laws.

               c) This Shareholders’ Agreement shall be filed at the Company’s headquarters in accordance with Article 188 of the Brazilian Corporation Law. BTVC’s certificates and books of share registration shall read as follows: “The shares, represented by this certificate or subject to this deposit account, are related to the Shareholders’ Agreement entered into on [....], which is recorded in the Company. This Shareholders’ Agreement sets forth restrictions to the exercising of voting rights, transfers and liens on these shares and any subscription shares derived therefrom.”

               d) Norbert and NET hereby agree not to pledge, mortgage or otherwise encumber their Shares at any time.

     Clause 5.2 Transfers During the Regulated Transfer Period or NET’s Exclusive Rights Period.

               a) From the beginning of the Regulated Transfer Period or NET’s Exclusive Rights Period, whichever comes first, and during its validity period, NET hereby agrees to search for any third parties interested in acquiring the total shares issued by BTVC and held by Norbert “Norbert’s BTVC Shares”), by means of engaging one of the Investment Banks listed in Clause 5.2(e) hereto.

               b) In the event NET identifies a third party interested in acquiring the total of Norbert’s BTVC Shares (“Applicant”), NET shall obtain from this Applicant a written, binding, irrevocable and irrespective proposal, duly executed by the Applicant’s legal representatives (“Proposal”), specifying the terms and conditions for the sale of the total, and not less than the total, Norbert’s BTVC Shares to the Applicant.

               c) Norbert shall not have any right to veto or oppose the Transfer of Norbert’s BTVC Shares to the Applicant, and NET shall have the right, but not the obligation, to require Norbert to sell his Norbert’s BTVC Shares to the Applicant, provided that the Proposal meets the terms and conditions set forth below, inclusive in relation to the Fair Value (as defined in Clause 5.2(f) below).

               d) If, during the NET’s Exclusive Rights Period or Regulated Transfer Period, as applicable, NET finds any Applicant to acquire the total of Norbert’s BTVC Shares, and if this Proposal meets the terms set forth below, then NET shall forward a written notice to Seller (“Sales Notice”) informing him on (i) the Applicant’s identity and qualification; (ii) the purchase price proposed in cash (“Offered Purchase Price”); (iii) the confirmation that the Applicant has agreed to purchase the total of Norbert’s BTVC Shares, in accordance with the terms thereof; and (iv) other relevant terms and conditions of the Proposal.

               e) Within five (5) days counted from the receipt of the Sales Notice, NET and Norbert shall choose together, from the list pertaining to Attachment 5.2(e) hereto, the investment bank (the “Investment Bank”) which will be engaged to check whether the Offered Purchase Price is a Fair Value (as defined below).

               f) The Investment Bank selected according to Clause 5.2(e) above shall determine, in thirty (30) days, Vivax’ value through the use of internationally acknowledged valuation methods, including, but not limited to, among other criteria, discounted cash flows, comparison by multiples, which include shares listed in stock exchanges, and recent cable TV operations in Brazil and/or similar companies in similar markets The Investment Bank’s appraisal shall appoint a range of amounts presenting an interval of fifteen percent (15%) between the highest and the lowest appointed price (“Fair Value”).

               g) In the event the Offered Purchase Price represents at least a Fair Value, as set forth above, the Parties shall meet within ten (10) days to execute the final documents for the sale of the total, and not less than the total, Norbert’s BTVC Shares to the Applicant, in accordance with the Proposal, which Transfer is conditioned to the occurrence of the suspensive condition described in Clause 5.2(h) below.

               h) Within five (5) days counted form the execution of the documents mentioned in Clause 5.2(g) above, NET, Norbert, BTVC and Vivax shall, under the individual responsibility and costs of NET, (i) file a request with ANATEL for the Transfer of Vivax’ Control (comprising the total Norbert’s BTVC Shares) to the Applicant; and (ii) NET, BTVC and Norbert shall make the best efforts to obtain a final decision from ANATEL authorizing Transfer of Vivax’ Control to the Applicant (“ANATEL’s Authorization for Transfer to the Applicant”).

               i) Within ten (10) days counted from obtaining ANATEL’s Authorization for Transfer to the Applicant, NET, Norbert and the Applicant shall meet to arrange, irrevocable and irrespectively, all measures required for the Transfer of all Norbert’s BTVC Shares to the Applicant, and, at the same date, the Offered Purchase Price shall be immediately paid to Norbert, as the case may be, upon the immediate transfer of availability of the funds deposited in the bank account previously informed by Norbert.

               j) If so required by applicable Laws, the Applicant shall be the sole responsible for carrying out, at its own expenses and responsibilities, a public offer for purchase of all Vivax’ common and preferred shares, subject to the price, terms and conditions of CVM regulation and Level 2 Regulation. This obligation to bear the costs of the public offer includes, but is not limited to, any costs arising from judicial and/or extrajudicial demands, claims or lawsuits from NET’s or VIVAX’s minority shareholders, and shall not be, under any circumstances, be borne by NET, Vivax, Norbert and/or BTVC.

     Clause 5.3. Drag Along Right.

               a) After the end of the Regulated Transfer Period or NET’s Exclusive Rights Period, as applicable, in the event NET and/or Norbert (the “Selling Part”) is willing to, directly or indirectly, sell or otherwise transfer the total, or part, of its shares (the “Offered Shares”) to any Third Party, the Seller shall send a Sale Notice, which shall, besides the information indicated in Clause 5.2 above: (a) provide the other Party (the “Remaining Party”) with all the relevant information belonging to the Proposal of the Third Party in question; (b) confirm the Seller’s obligation to not effect the said Transference unless, prior to its consummation, the Seller has had the opportunity to adhere to the Transference with a hundred percent (100%) of its shares, and in NET’s case such opportunity also applies to Vivax’s shares of which NET, on that occasion, is a direct holder, and (c) confirm that this Transference shall not be conducted for a value per share below the market value (defined as: (i) the value of the average quotation of Vivax’s units at BOVESPA in the thirty (30) Business Days prior to the Proposal, divided by three (3), (ii) multiplied by the total number of common and preferred shares issued by Vivax held by BTVC, (iii) deducted from the BTVC’s Net Financial Debt, and (iv) divided by the total number of common and preferred shares issued by BTVC (the “Right of Joint Sale” or “Tag Along”). b) In case the Remaining Part wishes to exercise its Right of Joint Sale, under the terms above, it shall send a Notice to the Seller within ten (10) days counting from the day when the Sale Notice is received (the “Notice for Exercise of the Tag Along”). The failure, by the Remaining Party, to send the Notice for Exercise of the Tag Along under the aforementioned terms shall be understood as a waiver to the Right of Joint Sale.

     Clause 5.4. Drag Along Right.

               a) Subject to the procedure set forth in Clauses 5.2 above (especially with respect to Fair Value), after the end of the Regulated Transfer Period or NET’s Exclusive Rights Period, as applicable, in the event a Selling Part is willing to, directly or indirectly, sell or otherwise transfer the total, and not less than the total, of its shares, to any interested Third Party, this Selling Part shall have the right, but not the obligation, to require that the other Part transfer the total, but not less than the total, of its shares together with the Selling Part to the interested Third Party, under the same terms and conditions of the Proposal, provided that the proposed sales price represents, at least, a Fair Value (“Drag Along”).

               b) In the event the Selling Part is willing to exercise its Drag Along right as provided for above, the Selling Part shall report to the Remaining Part its intention by means of a Sales Notice, which shall be forwarded at least ten (10) days before the date scheduled for Transfer the shares. The failure of the Selling Part to report accordingly the exercise of the Drag Along in the Sales Notice shall be construed as a waiver of its Drag Along right.

     Clause 5.5. Notice of Transfers. Each Shareholder shall notify the Company, and the other Shareholder, of any direct or indirect Transfer of any of its Shares.

     Clause 5.6. ANATEL’s Authorization. The Transfer of Shares to any interested Third Party, as set forth in Chapter [V], shall be submitted to the procedure established in Clause [5.2] above, specifically with respect to ANATEL’s Authorization for Transfer of Shares to the interested Third Party, and this Third Party shall be responsible for bearing any costs and carrying out all necessary acts for obtaining the ANATEL’s Authorization and carrying out the public offer mentioned in Clause 5.2(j) hereof.

CHAPTER VI

VALIDITY AND TERMINATION

     Clause 6.1 Validity. The Parties hereto acknowledge and agree that this Shareholders’ Agreement shall come into effect only after the prior express approval by ANATEL. Any and all changes or alterations to this Shareholders’ Agreement shall also be subject to the prior express approval by ANATEL, as the case may be.

     Clause 6.2 Period. Except if changed or extended by the Parties or earlier terminated in conformity with the provisions set forth herein, this Shareholders’ Agreement shall remain in force for a period of ten (10) years counted from the date of its approval by ANATEL. After the end of this period of ten (10) years, this Shareholders’ Agreement shall be automatically renewed for another ten (10) years.

     Clause 6.3 Earlier Termination. Rights and Duties of all the Parts of this Shareholders’ Agreement shall be terminated in advance (A) in the event NET transfers any share of BTVC; (B) upon a written agreement between all the Parties; (C) in the event of the Company’s winding-up or liquidation; (D) in the event NET no longer holds any Company’s Shares, provided that the termination of this Shareholders’ Agreement in conformity with this Clause 6.3 do not (i) release the Party from any obligations assumed before the termination date; or (ii) waiver the Parties’ rights and obligations set forth in Chapter VII.

CHAPTER VII

TRANSITORY PROVISIONS

     Clause 7.1. Amendments and Waivers. No provision of this Shareholders’ Agreement may be changed, supplemented, amended or waived without the written consent by all Parties hereto. No failure or delay by any Party while exercising any right, power or privilege set forth in this instrument shall be construed as a waiver thereof, nor shall any sole or partial exercising prevent any other or subsequent exercising of the same or the exercising of any other right, power or privilege. Any measures herein provided shall be cumulative and shall not exclude any right or measures set forth by law.

     Clause 7.2 Assignment. The terms and conditions hereof may not be assigned to any Third Parties.

     Clause 7.3 Notices. All notices, request, orders and other communications of this Shareholders’ Agreement shall be carried out in written and deemed as duly delivered (i) if transmitted by fax, when received by the addressee on a readable basis and the sender receives an electronic confirmation of the transmission receipt, provided that a copy of the notice is also forwarded through an express courier service; (ii) if delivered by an express courier service, on the forwarding date stated in the registration of the respective transportation; or (iii) if personally delivered, when personally delivered, addressed to the respective Parties hereto in the addresses (or other addresses of one Party hereto, in accordance with which has been specified in a similar notice) included in the signature pages of this Shareholders’ Agreement. Any Party may change its address, by providing the other Parties hereto with a written notice of its new address, as determined above. No notice by mail shall be accepted under this Clause 7.3.

     Clause 7.4 Governing Law. This Shareholders’ Agreement shall be governed by the Laws of the Federative Republic of Brazil.

     Clause 7.5 Settlement of Disputes.

               a) In the event any disputes arise from this Shareholders’ Agreement, the Parties hereto shall make their best efforts to settle said issue on an amicable basis. If the Parties fail to reach an agreement within thirty (30) days after the beginning of negotiations, then the dispute shall be submitted to arbitration. The Court of Arbitration shall comply with the CCBC’s arbitration regulation, in conformity with the arbitration administered by the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce (“CCBC”).

               b) The sole exception to this clause related to settlement of disputes refers to any disputes between shareholders not related to this Shareholders’ Agreement, which, therefore, are subject to the specific mechanism for settlement of disputes set forth in “Level 2 Regulation”.

               c) The court of arbitration shall apply the Brazil’s laws to settle the dispute. The court of arbitration will be composed of three (3) members, who will be appointed by the two parties involved in the arbitration (Petitioner and Respondent), in accordance with the following procedure:

               d) The Parties willing to file for an arbitration (Petitioners) shall notify the other Parties (Respondents) accordingly, by detailing the reasons for convening the arbitration and appointing together the respective arbitrator. The Respondents, also together, shall appoint the second arbitrator within ten (10) days after receiving said notice, and the two arbitrators shall appoint together a third arbitrator, who will chair the court of arbitration. If any of the parties involved in the arbitration fails to appoint the respective arbitrator within the period of ten (10) days, then the Chairman of the CCBC shall proceed to appoint an arbitrator from the professionals duly qualified and registered with said chamber.

               e) The venue of the court of arbitration shall be the City of São Paulo, State of São Paulo, Brazil, and the proceeding rules to be complied with shall be the ones set forth by CCBC, which shall be supplemented by Law no. 9,307/96 in the event of any omission in a given issue. The arbitration proceeding shall be carried out in Portuguese.

               f) The court of arbitration shall have powers to settle any and all disputes related to a controversy, including any accessory issues, and shall also have the power to issue orders to the Parties thereto, including writs of prevention and interlocutory decisions before the final decision. The court of arbitration shall not be authorized to act as an amiable compositeur or decide based on equity.

               g) The arbitration decision shall have the force of a judicial judgment and shall bind upon the Parties thereto, as set forth by law. The arbitration decision shall define which Party will have to bear the arbitration costs and expenses.

               h) Each of the Parties thereto may appeal to the Judiciary to (a) force the beginning of the arbitration proceeding; (b) obtain writs of prevention to protect any rights before the arbitration is in course and any action accordingly will not be construed as a waiver to the arbitration proceeding by the Parties; and (c) enforce any decision made by the arbitrators, including the arbitration decision.

               i) In the event the Parties appeal to the Judiciary, as set forth in Clause 7.7(h) above, the Forum of the City of São Paulo, State of São Paulo, shall be the competent jurisdiction, except if otherwise stated by the Parties.

     Clause 7.6 Advertising. No Party hereto shall issue or publish in the press or in any other means of public announcement, anything in relation to this Shareholders’ Agreement or to any transactions included herein without the prior consent by the other Parties, which consent shall not be unreasonably denied (except in case any Party refuses, at its exclusive discretion, to include its name or any reference thereto, in such public advertisement or notice in the press); subject, however, to the fact that nothing shall bar any Party from publishing any note in the press or causing such public announcement or note in the press to be published when such Party determines that such action is required by any Law or stock exchange rules applicable to it or its Affiliated Companies, and, in this case, the Party complying with such determination, if possible in the circumstances, shall make any reasonable efforts to allow that the other Parties comment on such notice or announcement within a reasonable period before such notice or announcement is issued.

     Clause 7.7 Specific Enforcement. Each of the Parties hereto shall be entitled to request the specific enforcement of all or part of the obligations included herein, in conformity with the provisions applicable to the Code of Civil Process. Each of the Parties hereby expressly represents that any possible indemnity for any damages in the event of noncompliance with this Agreement by any of the other Parties shall not be compensation enough for such noncompliance.

     Clause 7.8 Full Agreement. This Shareholders’ Agreement shall contain the full understanding of the Parties hereto in relation to its subject matter, and shall supersede any and all previous agreements, discussions and understandings, either written or oral, related thereto.

     Clause 7.9 Cumulative Rights. The rights of each of the Parties hereto shall be cumulative and additional to all similar and other rights of the Parties hereto arising from other agreements.

     Clause 7.10 Severability of Clauses. In the event any provision hereof is deemed illegal, invalid or unenforceable in accordance with the law in force, currently or in the future, and if the rights and obligations of the Parties under this Shareholders’ Agreement are not substantially and adversely affected by it, then (i) this provision shall be deemed as independent; (ii) this Shareholders’ Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never been a part hereof; (iii) the remaining provisions of this Shareholders’ Agreement shall remain valid and in force and shall not be affected by such illegal, invalid or unenforceable provision; and (iv) in the place of the illegal, invalid or unenforceable provision, a legal, valid and enforceable provision shall be automatically added as part of this Shareholders’ Agreement, and shall have similar terms to the illegal, invalid or unenforceable provision, to the best way possible.

     Clause 7.11 Other Guarantees. Each Party hereto shall execute, from time to time, the documents and instruments and take any measures as reasonably requested by one or more of the other Parties for achieving the purpose and reaching the effects derived from this Shareholders’ Agreement.

     IN WITNESS WHEREOF, this Shareholders’ Agreement is duly signed and delivered to the Parties hereto or their representatives duly authorized by any of the Parties, and shall take effect in the date written above.

ATTACHMENT A

LIST OF SHARES TO BE
COMPLETED AT THE
EXECUTION DATE
OF THIS INSTRUMENT

ATTACHMENT B

The Parties hereto shall agree
to the terms of this attachment
within fifteen (15) business days
counted from October 11, 2006.

     ATTACHMENT 5.2 (e)
to the Shareholders’ Agreement of Brasil TV a Cabo Participações S.A.

List of Investment Banks

(i) Goldman Sachs;

(ii) Banco Itaú BBA;

(iii) UBS;

(iv) Credit Suisse; and

(v) Banco ABN Amro.